Tractebel Energia

SUEZ

03 APR -9 AM 7:21

Florianópolis, April 2nd, 2003.

CE DF-0015/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA


03050024

Re.: Tractebel Energia S.A.
Exeption: 82-4760

SUPPL

Gentleman,

We are enclosing a copy of the convocation to the General Shareholders Meeting of Tractebel Energia S.A. that will take place on April 15th, 2003, at the Company's Headquarters, which was been prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York

dlw 4/16

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

Tractebel Energia

suez

Florianópolis, April 2nd, 2003. CE DF-0015/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exeption: 82-4760

Gentleman,

We are enclosing a copy of the convocation to the General Shareholders Meeting of Tractebel Energia S.A. that will take place on April 15th, 2003, at the Company's Headquarters, which was been prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,


Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

Tractebel Energia



suez

CNPJ/MF nº 02.474.103/0001-19

GENERAL SHAREHOLDERS MEETING

CONVOCATION

According to the legal dispositions and By-laws, the Shareholders of **TRACTEBEL ENERGIA S.A.** are convoked to the General Shareholders Meeting on April 15th, 2003, at 12:00 p.m., at Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina state, with the following Agenda:

1 Examining, discussing and voting the financial statements related to fiscal year ended on December 31st, 2002;
2 Deliberating about the Managers' total remuneration for the fiscal year 2003;
3 Electing a new member for the Company's Board of Directors due to the renunciation request from a current Board Member.

The Shareholders, according to the applicable legislation and according to the article 13 of By-laws, shall prove their shareholder condition up to 72 (seventy two) hours before the Meeting, by means of deposit of the documents which prove Tractebel Energia S.A shares ownership, to be delivered at Company's Headquarters, during business time.

Florianópolis, March 31st, 2003

Maurício Stolle Bähr

Board of Directors Chairman